PUBLIC POWER CORPORATION S.A.
30, Chalkokondili Str.
10432 ATHENS[redacted]
Greece

BY COURIER

No/Date : F|D1-360|8.7.08

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
USA

Public Power Corporation S.A. – File No 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose

- Invitation to the Extraordinary Special Meeting of Minority of PPC S.A.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.
Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

George Angelopoulos
Chief Financial Officer

Enclosure

- Invitation to the Extraordinary Special Meeting of Minority of PPC S.A.

dlw 7/17

PUBLIC POWER CORPORATION S.A.

INVITATION
TO THE EXTRAORDINARY SPECIAL MEETING OF MINORITY SHAREHOLDERS OF THE SOCIETE ANONYME UNDER THE NAME "PUBLIC POWER CORPORATION S.A." S.A. REG. NO. 47829/06/B/00/2

Pursuant to the articles 20, para 1 and 10, para 5b of the Articles of Incorporation of the Company and Codified Law 2190/1920 as in force today, all Minority Shareholders are hereby invited to the Extraordinary Special Meeting at the Company's Headquarters (30 Chalkokondili street, Athens, - 6th floor) on **Thursday 31 July 2008,** at **11:00 a.m**, with Agenda:

"Election of a new Member - representative of minority shareholders at the Board of Directors of PPC S.A. in accordance with the Greek Law and articles 20, para 1 and 10, para 5b of the Company's Articles of Incorporation, due to the resignation of their representative as Member".

The Minority Shareholders wishing to participate at such Extraordinary Special Meeting must deposit the following documents to the Corporation's Shareholders Relations Office (30, Chalkokondili Street, Athens, 5th floor, 515 office) during working days and from **09:00'** to **12:00'**, at least five (5) full days prior to the date set for such Extraordinary Special Meeting (namely by **25.7.2008**):

a. Those Shareholders who act through an operator (Bank or Securities Agency) should block their shares via the operator and submit to PPC S.A. the respective certificate of their shares being blocked to be issued by the company "Hellenic Exchanges S.A." (HELEX), in order to participate in the Extraordinary Special Meeting, along with any documents concerning their representation.

b. Those Shareholders who do not act through an operator but are registered to the special securities account, operator of which is the HELEX (previously Central Securities Depository), should block their shares by a relevant declaration directly to the HELEX and submit to the PPC S.A. the abovementioned certificate along with any documents of their representation.

In the event that quorum is not reached at the above mentioned date, all minority shareholders are invited, in accordance with article 29 para 2 of the Codified Law 2190/1920, to a Repeated Extraordinary Special Meeting at the Company's Headquarters (30 Chalkokondili street, Athens, - 6th floor) on **Monday 11 August 2008,** at **14:00'** with the same Agenda, provided that the above mentioned procedure of submission of the relative documents to the Corporation's Shareholders Relations Office is followed, at least five (5) full days prior to the date set for such Repeated Extraordinary Special Meeting (namely by **5.8.2008**) during working days and from **09:00'** to **12:00'**.

Athens, July 8, 2008

The Board of Directors

END